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8-66794

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UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
~~8-9312~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NUNAMI SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 17th STREET, SUITE #570
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM PARKS (303) 914-2819
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jim Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nunami Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James C. Parks

Signature

FINOP

Title

Renee Schaller III

Notary Public

My Commission Expires 12/1/11

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- [X] o. Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUNAMI SERVICES, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nunami Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Nunami Services, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the nine-month period from April 1, 2008 to December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nunami Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the nine-month period from April 1, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented only for supplementary analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2009
Denver, Colorado

NUNAMI SERVICES, LLC

Statement of Financial Condition
December 31, 2008

Assets

Assets	
Cash and cash equivalents	$ 2,158,490
Accounts receivable	507,992
Prepaid expenses and other	8,246
Clearing deposits	119,626
Total current assets	2,794,354
Deferred financing charges	106,409
Total assets	$ 2,900,763

Liabilities and Members' Equity

Liabilities	
Accounts payable - trade	$ 1,560,866
Accrued expenses	13,854
Due to parent	100,852
Customer deposits	10,008
Total current liabilities	1,685,580
Non-current liabilities	
Subordinated note payable	1,000,000
Total non-current liabilities	1,000,000
Total liabilities	2,685,580
Commitments and contingencies	
Members' equity	215,183
Total liabilities and members' equity	$ 2,900,763

See notes to financial statements.

NUNAMI SERVICES, LLC

Statement of Operations
For the Nine Month Period from April 1, 2008 to December 31, 2008

Revenues	
Gross commissions billed	$ 2,148,269
Less payments for exchange and clearing fees	(1,926,409)
Net commissions earned	221,860
Operating expenses	
General and administrative	25,569
Accounting and legal	35,023
Consulting	23,376
Wages and benefits	15,708
Registration fees	5,715
Service bureau management fees charged by parent	293,779
Exchange membership and access fees	79,538
Other operating expenses	9,581
Total operating expenses	488,289
Other income (expense)	
Interest expense	(17,637)
Interest income	1,542
Other	(119)
Total other expense	(16,214)
Net loss	$ (282,643)

See notes to financial statements.

NUNAMI SERVICES, LLC

Statement of Changes in Members' Equity
For the Nine Month Period from April 1, 2008 to December 31, 2008

Balance - April 1, 2008	$ 204,556
Contributions by members	293,270
Net loss	(282,643)
Balance - December 31, 2008	$ 215,183

See notes to financial statements.

NUNAMI SERVICES, LLC

Statement of Cash Flows
For the Nine Months Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (282,643)
Adjustments to reconcile net loss to net cash provided by operating activities	
Amortization of deferred financing charges	6,154
Changes in assets and liabilities	
Accounts receivable	(507,992)
Prepaid expenses and other	5,218
Clearing deposits	(99,626)
Accounts payable - trade	1,549,208
Accrued liabilities	13,781
Due to parent	100,852
Customer deposits	10,009
	1,077,604
Net cash provided by operating activities	794,961
Cash flows from financing activities	
Payment of deferred financing costs	(112,563)
Proceeds from issuance of subordinated debt	1,000,000
Contributed capital	293,270
Net cash provided by financing activities	1,180,707
Net increase in cash and cash equivalents	1,975,668
Cash and cash equivalents - beginning of year	182,822
Cash and cash equivalents - end of year	$ 2,158,490

Supplemental disclosure of cash flow information:

Cash paid for interest for the nine month period from April 1, 2008 to December 31, 2008 was $6,076.

Supplemental disclosure of non-cash activity:

During 2008, Selero (Note 1) issued warrants for Selero stock valued at $73,259 in conjunction with the issuance of the subordinated note payable to Appian Ventures (Note 3). The warrant value is recorded as deferred financing costs in the accompanying statement of financial condition.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nunami Services, LLC (the Company) was formed on October 15, 2004, as a Delaware limited liability company operating as a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). Nunami, Inc. owns 100% of the Class A membership of the Company (Note 4) and is, in turn, owned 100% by Selero, Inc., a C-corporation. The Company's principal business consists of providing automated trade execution services. The Company changed its fiscal year end from March 31 to December 31 during 2008.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and it does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to the clearing broker. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $908,490.

Accounts Receivable

At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customer. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance and an assessment of economic risks. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. As of December 31, 2008, the Company has deemed an allowance for doubtful accounts to be unnecessary.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

During the nine months ended December 31, 2008, one customer accounted for 87% of total revenues. This customer also accounted for 89% of accounts receivable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposit

Clearing deposit includes $119,626 deposited with clearing brokers to offset risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company. The deposit terms are in perpetuity of the business relationships.

Deferred Financing Costs

Costs associated with obtaining debt financing are deferred and amortized on a straight-line basis over the term of the debt of three years.

Revenue Recognition

The Company recognized revenue upon completion of the transactional services being provided for customers on the trade date in which all of the following conditions are met:

- The price is substantially fixed or determinable;
- The buyer has paid or is obligated to pay the obligor;
- The buyer's obligation to the seller would not be changed in the event of the theft, physical destruction, or damage of the product; and
- The amount of future returns can be reasonably estimated.

The Company also follows the guidance of EITF 99-19 *Reporting Revenue Gross as a Principal vs. Net as an Agent* in determining the presentation of revenue. Consideration is given to whether the Company (i) acts as principal in the transaction, (ii) takes title to the products, (iii) has risks and rewards of ownership and (iv) acts as an agent or broker with compensation on a commission or fee basis. The guidance provides that none of the above noted indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered. As the Company's strongest indicators are taking title, having the risks and rewards of ownership, and being the primary obligor, the Company considers the gross reporting method to be appropriate.

Income Taxes

The Company has elected to be treated as a Limited Liability Company for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of a Company member and no provision for income taxes has been recorded in the accompanying financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Management's Plans for Continued Existence

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

Management has formulated an operating plan to address its ability to continue operations for the foreseeable future. The Company was in developmental stage until it began substantial trade routing operations in September 2008 and was able to increase these operations in November after the October infusion of $1 million of subordinated debt (Note 3). The Company is limited in its ability to provide trade routing services for one of its non-broker dealer clients by a certain provision of SEC Rule 15c3-1 ("the Net Capital Rule"). Pursuant to this Rule, receivables from this client are treated as non-allowable assets (only for purposes of calculating the Company's Net Capital); and as such, the receivables from this client reduce the Company's Net Capital on a dollar for dollar basis. To allow the Company to expand its trade routing for this customer, the Company obtained $1 million of subordinated debt in October of 2008 and, as a result, it was able to substantially increase the trade routing for this client starting in November 2008.

Furthermore, on February 25, 2009, the Company entered into a series of agreements with a clearing broker in which the clearing broker will purchase certain receivables of the Company relating to this customer, thus eliminating the reduction in Net Capital. This arrangement allows the Company to further expand its trade routing volume for this customer and currently projects this will result in substantially increased revenues, gross profit and recurring positive operating cash flows.

Note 3 - Subordinated Note Payable

Subordinated note payable consists of the following at December 31, 2008.

Note payable to Appian Ventures SBIC, I, LP (Class B member, Note 4), with interest at 6.25% per annum. The entire principal matures October 31, 2011, subject to the Company's compliance with its minimum net capital requirements and subject to approval for repayment by certain regulatory authorities. No specific collateral is attached to the loan and the debt is subordinate to all other claims.	$ 1,000,000

Note 4 - Member's Equity

The Company has two classes of membership interest. Class A members are allocated all Company profits and losses, have all voting authority and shall receive 99% of the net proceeds of the Company on liquidation after repayment of the Class B member's capital contribution. The Class B member has made a capital contribution of $10 and will be paid 1% of the net proceeds of the Company after receiving a return of its capital contribution and repayment of any loans made to the Company (Note 3).

Note 5 - Related Party Transactions

The Company has a service bureau management services agreement with Selero, Inc. (Note 1). Under the terms of the agreement, the Company pays Selero, Inc. for various corporate support staff, administrative services, management services, facilities and technology support based upon an allocation of such costs to the Company. At December 31, 2008, the Company had $100,852 payable to Selero, Inc. related to this agreement and recorded related expenses of $293,779 in 2008. The Company has included the payable to Selero, Inc. as net capital in its filings with FINRA.

Note 6 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $618,279 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 2.31 to 1.

ACCOMPANYING INFORMATION

NUNAMI SERVICES, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital

Total members' equity	$ 215,183
Additions (deductions)	
Subordinated notes payable	1,000,000
Due to parent	100,852
Deferred financing charges	(106,409)
Non-clearing deposit	(10,000)
Prepaid expenses and other	(7,175)
Non-allowable accounts receivable	(460,550)
Net capital before haircuts	731,901
Haircut on exempted securities	(1,250)
Net capital	$ 730,651

Aggregate Indebtedness

Accounts payable	$ 1,560,866
Accrued liabilities	13,854
Due to parent	100,852
Customer deposits	10,008
Total aggregate indebtedness	$ 1,685,580

Computation of Basic Net Capital Requirements

Required minimum net capital	$ 112,372
Capital in excess of minimum requirement	$ 618,279
Ratio of aggregate indebtedness to net capital	2.31

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2008 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Nunami Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Nunami Services, LLC (the Company), as of and for the nine month period from April 1, 2008 to December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors
Nunami Services, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Board of Directors
Nunami Services, LLC

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2009
Denver, Colorado

NUNAMI SERVICES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2008

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS